CONFIDENTIAL

December 14, 2015

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes

Re:              Editas Medicine, Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted November 20, 2015
CIK No. 0001650664

Ladies and Gentlemen:

On behalf of Editas Medicine, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 2 (“Amendment No. 2”) to the Confidential Draft Registration Statement on Form S-1 submitted October 16, 2015, as amended by the above-referenced Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

Amendment No. 2 is being submitted in response to comments contained in a letter, dated December 7, 2015 (the “Letter”), from Suzanne Hayes of the Staff (the “Staff”) of the Securities and Exchange Commission to Katrine S. Bosley, the Company’s Chief Executive Officer.  The responses contained herein are based on information provided to us by representatives of the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

Prospectus Summary, page 1

1.              We refer to your response to prior comment 15. Please revise the Summary and other applicable sections of the registration statement to clarify what it means to be a “Founder” of your company. Please note that this information is necessary to place the work and significance of each Founder, including Dr. Doudna, in proper context. In this regard, you prominently highlight the work and role of your Founders on page 2 of the Summary, but provide no indication that these individuals are non-employee consultants.

With respect to the final sentence of your comment response, we note that the company was founded only two years ago and therefore the current role of these individuals should be clear, particularly given the disclosures on pages 18 and 120 concerning the ongoing work of certain Founders. Revise to clarify the nature and scope of your Founders’ engagements, including what entitlement, if any, you have to intellectual property deriving from their research.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 18 and 99 of Amendment No. 2.

2.              We refer to your revised disclosure on page 5 in response to prior comment 16. Please revise the disclosure to explain Dr. Doudna’s current involvement with Intellia and Caribou as well as Dr. Charpentier’s role with CRISPR Therapeutics. With reference to your response to prior comment 15 and with a view to disclosure, also tell us whether Dr. Doudna was a board observer at your company.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6 of Amendment No. 2.  The Company supplementally advises the Staff that Dr. Doudna never had rights to a board observer position at the Company and she was never invited to, nor did she ever attend, any meeting of the Company’s board of directors.

Use of Proceeds, page 68

3.              We note your response to prior comment 12. Once you disclose the amount of proceeds to be raised, we may have additional comment about your disclosures in the registration statement concerning the use of proceeds. Also, please tell us whether you expect a material amount of offering proceeds to be used in intellectual property proceedings or to litigate or otherwise resolve patent disputes. If so, please identify this use separately from working capital and general corporate purposes.

Response:                                        The Company acknowledges the Staff’s comment and advises the Staff that the Company has no current expectation of using a material amount of the offering proceeds to pay the costs of intellectual property proceedings or to litigate or otherwise resolve patent disputes.  The Company does anticipate using a portion of the offering proceeds to pay its continuing obligations to reimburse third-party patent-related expenses as required by its license agreements, which obligations are referenced on pages 78, 89 and 91 of Amendment No. 2 and described in greater detail on pages 133-138 of the Registration Statement.  While the Company expects that these costs will generally increase over time, and the Company has added disclosure of that expectation on page 78 of Amendment No. 2 in response to the Staff’s comment 4 in the Letter, the Company is not in a position to estimate the specific amounts of these obligations because the Company has, depending on the circumstances and the specific terms of the license agreement under which the obligations arise, either no or limited control of the applicable third-party proceedings, as described in Amendment No. 2.  Consequently, the Company has not allocated a specific amount of offering proceeds that it describes as using for working capital and general corporate purposes to these anticipated costs.  The Company supplementally advises the Staff that, while it does not have sufficient control of the proceedings in question to specifically estimate future costs, its expectation is that any future increases would not be of a magnitude that would prevent the Company from funding such amounts for the foreseeable future solely out of cash and cash equivalents on hand prior to the offering, which as of September 30, 2015 were approximately $155 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — General and Administrative Expenses, page 89

4.              We note the increase in general and administrative expenses as of September 30, 2015, partially attributable to patent-related fees, including third party costs to defend patents and intellectual property rights. Please revise to describe any known trends or uncertainties that will have a material impact on your results of operations pursuant to Item 303(a)(3) of Regulation S-K.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 78 of Amendment No. 2.  The Company supplementally advises the Staff that it has revised the disclosure on page 89 of Amendment No. 2 to clarify that the patent-related fees in question related to patent prosecution rather than the defense of patents in patent litigation.

Note to Financial Statements

16. Subsequent events (unaudited), page F-43

5.              It appears the Subsequent Event footnote should be audited. Please revise or tell us why no revision is necessary.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page F-43 of Amendment No. 2.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000.  Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly

Rosemary G. Reilly

cc:                                Katrine S. Bosley, Editas Medicine, Inc.